Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2015	For the Twelve Months Ended December 31, 2014	For the Nine Months Ended September 30, 2014
Earnings
Net Income for Common Stock	$1,017	$1,092	$1,010
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	(33)	(27)	(27)
Minority Interest Loss	—	—	—
Income Tax	548	568	559
Pre-Tax Income	$1,532	$1,633	$1,542
Add: Fixed Charges*	522	636	470
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$2,054	$2,269	$2,012
* Fixed Charges
Interest on Long-term Debt	$458	$573	$427
Amortization of Debt Discount, Premium and Expense	11	14	11
Interest Capitalized	—	—	—
Other Interest	19	5	(1)
Interest Component of Rentals	34	44	33
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$522	$636	$470
Ratio of Earnings to Fixed Charges	3.9	3.6	4.3